UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

CSI Compressco LP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

12637A103

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

(X) Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12637A103

1.	Names of Reporting Persons. OppenheimerFunds, Inc. IRS Identification No: 13-2527171
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Colorado
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,758,958
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,758,958
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,758,958
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 10.38%
12.	Type of Reporting Person (See Instructions) IA

Item 1.     (a) Name of Issuer                     CSI Compressco LP     (b) Address of Issuer's Principal Executive Offices                     24955 INTERSTATE 45 N                     THE WOODLANDS TX 77380   Item 2.    (a) Name of Person Filing                     OppenheimerFunds, Inc.     (b) Address of Principal Business Office or, if none, Residence                    225 Liberty Street, New York, New York, 10281, United States     (c) Citizenship                     See Item 4 on the cover page(s) hereto.     (d) Title of Class of Securities                     Common Stock     (e) CUSIP Number                     12637A103
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:   (a)      A Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o); (b)      A Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c); (c)      An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c); (d)      An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8); (e)   X    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E); (f)      An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F); (g)      A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G); (h)      A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813); (i)      A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); (j)      A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J); (k)      A group, in accordance with §240.13d-1(b)(1)(ii)(K). Item 4. Ownership.     (a) Amount beneficially owned:                     See Item 9 on the cover page(s) hereto.     (b) Percent of class:                     See Item 11 on the cover page(s) hereto.     (c) Number of shares as to which such person has:     (i) Sole power to vote or to direct the vote:                                 See Item 5 on the cover page(s) hereto.     (ii) Shared power to vote or to direct the vote:                                 See Item 6 on the cover page(s) hereto.     (iii) Sole power to dispose or to direct the disposition of:                                 See Item 7 on the cover page(s) hereto.
  (iv) Shared power to dispose or to direct the disposition of:                                 See Item 8 on the cover page(s) hereto. Item 5. Ownership of 5% or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following . Item 6. Ownership of More than 5 Percent on Behalf of Another Person Securities reported on this Schedule 13G as being beneficially owned by OppenheimerFunds, Inc., are held in the accounts of investment advisory clients (which may include investment companies registered under the Investment Company Act of 1940, employee benefit plans, pension funds and other institutional clients) advised by OppenheimerFunds, Inc., directly and through its subsidiaries. Not applicable. Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable Item 8. Identification and Classification of Members of the Group Not Applicable. Item 9. Notice of Dissolution of Group Not Applicable. Item 10. Certifications By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Date: 2018-01-10 By: /s/ Mary Ann Picciotto Name: Mary Ann Picciotto Title: Sr. Vice President and Chief Compliance Officer